GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
(jacinto.marina@tmm.com.mx)
011-525-55-629-8790
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)	AT DRESNER CORPORATE SERVICES: Kristine Walczak (general investors, analysts and media) 312-726-3600 (kwalczak@dresnerco.com)

GRUPO TMM, S.A. PROVIDES UPDATE ON LEGAL PROCEEDINGS

(Mexico City, May 28, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), the largest Latin American multi-modal transportation and logistics company, today provided an update on certain legal proceedings in Mexico and the status of its restructuring plan.

Restructuring Process

The growth of Grupo TMM and the acquisition of the Northeast Railway, today known as TFM, required significant financing between 1993 and 1996, which was obtained through the issuance of Yankee Bonds (Notes) in the international capital markets. During late 2002 and early 2003, the company presented various offers to holders of its bonds due on May 15th, 2003, in order to extend the maturity date of the issue through a Bond Exchange.

In light of insufficient consents from bondholders, Grupo TMM initiated the sales of certain strategic assets in order to generate the required liquidity.

After more than five months of negotiations with bondholders, with an equal number of extensions of the company’s exchange offer, and after amending such offers three times with the goal of encouraging its creditors to grant Grupo TMM the necessary time to finalize the sale of assets and be able to fulfill its obligations, the company was unable to obtain the percentage of support required for the Bond Exchange to be completed on terms that were commercially reasonable for the company.

Exercising A Legal Right

A recognized legal firm, with previous experience in the matter, offered to represent the company in seeking protection from creditors for a one-year period in order to meet its financial obligations. The Judge of Civil Court Number XIV granted Grupo TMM an injunction, permitting the creditors of the Company to only exercise their rights before the same Court.

-more-

Grupo TMM
Add 1

The company has been notified that the Judge that ruled on this matter was transferred to another Civil Court, and the new Judge in the same Civil Court issued a new ruling dated May 23rd, 2003, which revoked and annulled the prior injunction, indicating that irregularities could have taken place during the presentation of the lawsuit.

Grupo TMM will not contest the new ruling and will terminate the professional services of the law firm that represented the company in these proceedings.

The objective of the requested legal proceeding was to obtain a one-year period in order to pay the company’s creditors and to honor its financial obligations. The company’s efforts will continue to be focused on preserving its business and providing its customers with world-class services.

In order to re-initiate the negotiation process with its creditors, Grupo TMM has engaged Miller, Buckfire, Lewis LLC, investment bankers with broad international experience in debt restructuring.

Headquartered in Mexico City, Grupo TMM is Latin America’s largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

###